DALRADA FINANCIAL CORPORATION
9449 Balboa Avenue, Suite 210
San Diego, California 92123
Office: (858) 277-5300 Fax: (858) 277-5379
______________________________________________________________________________________________________________________

March 23, 2006

Steven Jacobs
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE Mail Stop 4561
Washington, DC 20549-0404

Re: Dalrada Financial Corporation
Form 10-KSB year ended June 30, 2005
Filed October 13, 2005
File No. 000-12641

Via Edgar

Dear Mr. Jacobs:

Included are the responses to the comments listed on the SEC letter dated March 7, 2006.

Form 10-KSB for the year ended June 30, 2005

Financial Statements and Notes

Consolidated Statement of Cash Flows, page F-7

1.
Please explain to us the principal differences in the reconciling item “gain resulting from reconciliation of payroll liabilities to taxing authorities” reflected here and the amount recorded in your statement of operations.

The principal difference is that the number on the statement of cash flows of $264,000 is a net number that includes the gain resulting from reconciliation of payroll tax liabilities of $1,895,000 less the interest and penalties on payroll tax liabilities and other charges of $1,631,000.

Note 6. Debt
Convertible Debentures, page F-24

2.
We note that your convertible debentures are in default since you have not registered the underlying shares. Please advise us of, and revise your disclosure in future filings to discuss the registration rights agreement and clearly outline its requirements and the related damages that may be incurred. Discuss the amount of damages incurred to date, if any, the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of your option to settle such damages in shares, if applicable. Disclose the amount of damages accrued in the accompanying financial statements, if any, and specify the line items where the damages have been or will be reported. Please show us how you will revise your disclosure in response to this comment

As of February 13, 2006 all outstanding convertible notes were paid off from the proceeds of the February 13, 2006 funding. In addition all warrants related to these convertible notes were terminated as of February 13, 2006 as well. New warrants were issued as of February 13, 2006 in connection with the new funding. Thus there are no longer any notes, warrants or registration rights issues still open that relate to the 6-30-05 balance sheet.

Dalrada’s disclosure in future filings will discuss the registration rights agreement and clearly outline its requirements and any related damages that may have incurred. The current registration rights requirements are imbedded in the subscription agreement and are as follows:

 The February 13, 2006 subscription agreement requires the following of Dalrada:

(1) File a preliminary proxy report with the Commission not later than fifteen (15) days after the February 13, 2006 closing date to use its best efforts to solicit the approval of the it’s shareholders to decrease the par value of it’s common stock to zero and for a reverse split of the common stock of 100 for 1. Dalrada is to hold its shareholder upon the soonest to occur of (i) 60 days after February 13, 2006 if the Proxy is not reviewed by the Commission, (ii) 95 days after February 13, 2006 if the Proxy is reviewed by the Commission, or (iii) 60 days after the Commission indicates orally or in writing that it has no further comments on the Proxy Statement or that all comments have been responded to satisfactorily, (the earliest of which becomes the Required Meeting Date”).

(2) Failure to a)file the proxy by the specified time, b) conduct the meeting of shareholders by the specified time, or c) if the Resolutions are approved by the shareholders but not effectuated within 3 days after the meeting of shareholders is considered a default for which liquidated damages will accrue at the rate of two percent (2%) for each thirty (30) days, or pro rata portion thereof during which such default remains open. Any shareholder approval damages that accrue at the same time as liquidated damages for a Non-Registration Event (see (4) below) shall be limited to the greater of the amount of such damages which may accrue. In the event the meeting of shareholders is held and the shareholders do not approve the Resolutions, then within 5 days after such meeting, the Company will file a proxy statement to solicit approval of the Company’s shareholders to increase the authorized Common stock to not less than Nine Billion shares of Common Stock. Failure to timely file such proxy statement or effectuate the above described increase in the authorized Common Stock within 60 after the shareholder meeting is a default, after the occurrence of which each investor (note holder) may accelerate the note due date to one year after February 13, 2006.

(3) Dalrada shall file with the Commission a Form SB-2 registration statement in order to register the underlying shares for resale and distribution under the 1933 Act within thirty (30) calendar days after the Required Meeting Date (the “Filing Date”), and cause to be declared effective not later than ninety (90) calendar days after the Closing Date (the “Effective Date”). The Company will register not less than a number of shares of common stock that is equal to 200% of the common shares issuable upon conversion of all of the convertible notes issuable to the investors, and 100% of the warrant shares issuable pursuant to this transaction.

(4) Non-Registration Events. Dalrada will incur the following liquidated damages if the registration statement is not filed by the Filing Date and not declared effective by the Commission by the Effective Date: an amount equal to two percent (2%) for each thirty (30) days or part thereof of the purchase price of the convertible notes remaining unconverted and the purchase price of shares issued upon conversion of the notes owned of record by such holder which are subject to such Non-Registration Event. Dalrada must pay the Damages in cash or at Dalrada’s election with registered shares of common stock valued at one-half of the conversion price in effect on the first trading day of each thirty day or shorter period for which liquidated damages are payable. Liquidated Damages will not accrue nor be payable times during which shares are transferable by the holder pursuant to Rule 144(k) under the 1933 Act.

3.
You provide a summary of the terms associated with the issuance of each convertible debenture but it is not clear which debentures have been converted into shares of your common stock and which debentures are currently outstanding. Please revise your disclosure in future filings to identify the specific convertible debentures converted during each of the periods as well as the convertible debentures that are currently outstanding as of the latest period.

The disclosure in future filings will identify the specific convertible debentures converted  during each of the periods as well as the convertible debentures that are currently  outstanding as of the latest period.

4.
Please tell us how you have applied the guidance in paragraphs 12-32 of EITF 00-19 in evaluating whether the conversion features of the convertible notes payable are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. While conventional debt typically qualifies for the scope exception in paragraph 11(a) of SFAS 133, your debentures are convertible into a variable number of shares (at the rate of the lesser of a specific per share amount or 70% of an average trading price of your common stock). Thus, the debt is not conventionally convertible and does not appear to qualify for the scope from the provisions of SFAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. Please also tell us how you plan to account for the newly issued convertible debentures and warrants disclosed in your Form 8-K filed on February24, 2006 since these appear to contain similar features and registration rights.

The disclosure in future filings will bifurcate the debt conversion feature from the host  contract (the debt) and be accounted for as a derivative at fair value, with changes in fair  value recorded in earnings as according to paragraphs 12-32 of EITF 00-19 and SFAS  133. The notes and warrants affected by paragraphs 12-32 of EITF 00-19 and SFAS 133  were issued on February 13, 2006 and will be first reflected on the March 31, 2006  10QSB.

Sincerely,

/s/ Brian Bonar
_________________
Brian Bonar
Chief Executive Officer